# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Flexsteel Industries, Inc., CIK 0000037472
CUSIP: 339382103
Title of class of securities: Common Stock - $1.00 Par Value
Address of issuer's principal executive offices: 385 Bell Street, Dubuque, Iowa (IA), 52001-7004
Date of event which requires filing of this statement: 04/28/2026
Filed by CIK 0001520575
Persons authorized to receive notices and communications: Derek P. Schmidt, 385 Bell Street, Dubuque, Iowa (IA), 52001-7004, (563) 556-7730

## Reporting persons
- Derek P. Schmidt (CIK 0001520575): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 339,977.71; shared voting power 1,080.98; sole dispositive power 339,977.71; shared dispositive power 1,080.98; aggregate amount beneficially owned 341,058.69 (8.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock - $1.00 Par Value
Name of issuer: Flexsteel Industries, Inc.
Address of issuer's principal executive offices: 385 Bell Street, Dubuque, Iowa (IA), 52001-7004

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Derek P. Schmidt.
Residence or business address: Principal business address is 385 Bell Street, Dubuque, IA 52001-7004.
Present principal occupation or employment: The Reporting Person is the President and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding he was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 28, 2026, the Issuer repurchased 1,279,870 shares of its Common Stock from certain members of the Bertsch family, one of the Company's founding families, in a privately negotiated transaction. Following the repurchase, the Reporting Person's beneficial ownership exceeded five percent (5%).

Prior to the repurchase noted above, the Reporting Person acquired shares of Common Stock on the open market using personal funds or funds held in retirement accounts or were acquired through equity compensation granted to the Reporting Person in connection with his services to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the outstanding shares of Common Stock reported herein were acquired by the Reporting Person for investment purposes only.

Except as set forth herein, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding and in addition to the foregoing, the Reporting Person serves as the President and Chief Executive Officer and a member of the Board of Directors of the Issuer. In these roles, the Reporting Person may engage in communications with the Issuer's Board of Directors, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to the Issuer's operations, governance and control. In addition, in these roles, the Reporting Person may have influence over the corporate activities of the Issuer and may from time to time develop and/or discuss plans or proposals that relate to or would result in the occurrence of any transaction or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to, among other things, applicable law and regulations and depending upon a variety of factors, including, without limitation, the trading prices of the shares of Common Stock, the Issuer's insider trading policies, the financial condition, results of operations and prospects of the Issuer, and general economic, financial and industry conditions, the Reporting Person may from time to time acquire, or cause to be acquired, additional securities of the Issuer or dispose, or cause to be disposed, securities of the Issuer, in open market transactions, privately negotiated transactions, transactions in which the Issuer raises, through private or public offerings, additional capital, exercise of compensatory grants for services rendered to the Issuer or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns and has sole voting power and sole power to dispose with respect to 339,977.71 shares of Common Stock, including:

(i) 155,519 shares held directly;
(ii) 60,912.65 shares held by the Reporting Person's 401(k) account;
(iii) 1,096.065 shares held by the Reporting Person's individual retirement account;
(iv) 122,450 shares issuable upon exercise of options that may be exercised within 60 days;

The Reporting Person beneficially owns and has shared voting power and shared power to dispose with respect to 1,080.98 shares of Common Stock held by his wife in her individual retirement plan.

The Reporting Person beneficially owns 8.4% of the Issuer's Common Stock calculated based on 4,075,661 shares of Common Stock outstanding as of April 28, 2026 and assumes that the shares of Common Stock underlying the Reporting Person's stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).
Number of shares as to which each person has sole or shared power to vote or dispose: 339,977.71
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in shares of Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person's wife has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,080.98 shares of Common Stock held by his wife in her individual retirement account.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Derek P. Schmidt: /s/ Derek P. Schmidt, Derek P. Schmidt (04/30/2026)